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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-32155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVISORY GROUP EQUITY SERVICES, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 WASHINGTON ST, STE 407
(No. and Street)

WOBURN	MA	01801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM H. MCCANCE 781-933-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CREE ALESSANDRI & STRAUSS, CPAs, LLC
(Name – *if individual, state last, first, middle name*)

20 WALNUT ST STE 301	WELLESLEY HILLS	MA	02481
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAY 28 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, WILLIAM H. MCCANCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVISORY GROUP EQUITY SERVICES, LTD., as of DECEMBER 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN LeMOINE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 13, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advisory Group Equity Services, LTD

Index

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Advisory Group Equity Services, LTD

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Advisory Group Equity Services, LTD as of December 31, 2018, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Advisory Group Equity Services, LTD, as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Advisory Group Equity Services, LTD's management. Our responsibility is to express an opinion on Advisory Group Equity Services, LTD's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Advisory Group Equity Services, LTD in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of Advisory Group Equity Services, LTD's financial statements. The supplemental information is the responsibility of Advisory Group Equity Services, LTD's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri + Strauss

We have served as Advisory Group Equity Services, LTD's auditor since December 31, 2018.

Cree Alessandri & Strauss CPAs LLC
February 21, 2019, except for notes 2 and 6, as to which the date is April 30, 2019.

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Advisory Group Equity Services, LTD
Statement of Financial Condition
December 31, 2018

Assets	
Current assets	
Cash and cash equivalents	$ 364,511
Cash, restricted	100,068
Commissions receivable, net of $0 allowance	579,031
Investments	10,003
Prepaid charges and other current assets	267,891
Total current assets	1,321,504
Furniture and equipment, at cost	99,031
Less: accumulated depreciation	62,735
	36,296
Security deposit	11,400
Total assets	$ 1,369,200
Liabilities and Shareholder's Equity	
Current liabilities	
Commissions & accounts payable	$ 628,924
Note payable- premium finance	119,361
Accrued expenses	19,995
Deferred revenue	16,000
Deferred registered representative fees	71,956
Total current liabilities	856,236
Shareholder's equity	
Common stock, no par value, 15,000 shares authorized, 100 shares issued and outstanding	6,500
Additional paid in capital	647,159
Deficit	(140,695)
Total shareholder's equity	512,964
Total liabilities and shareholder's equity	$ 1,369,200

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD

Statement of Operations

For The Year Ended December 31, 2018

Revenues:	
M & A Advisory Fees	$ 9,906,177
Commission & Brokerage Income	8,533,484
Other income	215,746
Interest and dividend income	680
Total revenue	18,656,087
Operating expenses:	
Commission expenses	16,185,565
Employees compensation and benefits	1,222,078
Professional fees	375,857
Clearance fees	334,201
Office expenses	115,230
Regulatory fees	98,589
Due diligence expense	85,925
Occupancy expense	71,900
Communications and technology	60,937
Insurance	60,722
Other operating expenses	36,540
Travel and entertainment	28,052
Meetings	13,853
Depreciation	7,869
Education and training	5,804
Postage and delivery	5,224
Total operating expenses	18,708,346
Net loss for year	$ (52,259)

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD

Statement of Changes in Equity

For the Year Ended December 31, 2018

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Comprehensive Income	Total
Balance, December 31, 2017	$ 6,500	$ 647,159	$ (89,133)	$ 697	$ 565,223
Additional paid in capital	-	-	-	-	-
Net loss for year	-	-	(52,259)		(52,259)
Balance, December 31, 2018	$ 6,500	$ 647,159	$ (141,392)	$ 697	$ 512,964

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net income for year	$ (52,259)
Adjustments to reconcile income to net cash provided/(used) by operating activities:	
Depreciation	7,869
(Increase) decrease in:	
Commissions receivable	15,554
Prepaid expenses	(8,859)
Commissions payable	59,511
Accounts payable and accrued expenses	6,594
Deferred registered representative fees	(37,738)
Deferred revenue	(9,000)
Net cash provided by operating activities	(18,328)
Cash flows from investing activities :	
Purchase equipment	(15,066)
Net cash used by financing activities	(15,066)
Cash flows from financing activities:	
Decrease insurance premium financing	(18,691)
Net cash provided by financing activities	(18,691)
Net decrease in cash and cash equivalents	(52,085)
Cash and cash equivalents, beginning of the year	516,664
Cash and cash equivalents, end of the year	$ 464,579
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ 4,056

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Note 1 – Nature of Business and Summary of Accounting Policies

Advisory Group Equity Services, LTD. (the Company) was formed June 25, 1984 as a Massachusetts corporation. The Company is a registered securities broker/dealer engaged in securities trading and sales, retail brokerage and other financial services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and clears its customer accounts through INTL Custody & Clearing Solutions, Inc. (formerly Sterne, Agee & Leach, Inc.) SEC No. 8-40771, another broker/dealer, on a fully disclosed basis.

The Company is a wholly-owned subsidiary of TAG Group, Inc.

Basis of accounting:

The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers deposits and short-term debt securities with maturities of ninety days or less to be cash and cash equivalents.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. The Company's parent has elected to file the consolidated federal and income tax returns as an S-Corporation under the Internal Revenue Code and to treat the Company as a qualified subchapter S subsidiary ("QSUB"). With this election all income is reported by the shareholders of the parent company on their individual income tax returns.

The Organization adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. The Organization has no uncertain tax positions during the year ended December 31, 2018.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2018, the Company had no funds in excess of the FDIC insured limit on deposit at one institution. The Company has not experienced any losses in such accounts.

The Company maintains cash balances in accounts that are not insured by the FDIC. At December 31, 2018 the uninsured cash balances in those accounts totaled $29,931.

Revenue and Cost Recognition

The Company recognizes commission and brokerage income and related expenses on a settlement date basis, which is the industry standard. Accounting principles generally accepted in the United States of America require trade date presentation. Income and related expenses as a result of settlement date to trade date conversion are immaterial to the financial statements. M & A advisory fees consists of advisory,

Note 1 – Nature of Business and Summary of Accounting Policies (continued)

retainer and success fees. Advisory fees are recognized over time as the related performance obligations are satisfied. Success fees are recognized at a point in time when a transaction is consummated within the terms of the agreement. See Note 2, New Accounting Pronouncements, and Note 6 Revenue from Contracts with customers, for further information.

Uncollectible Commissions and Fees Receivable

Commissions receivable have been adjusted for all known uncollectible amounts. An allowance for uncollectable commissions receivable was not considered necessary as of December 31, 2018.

Furniture, Equipment, and Leasehold Improvements

Acquisitions of property and equipment are stated at cost. Any expenditure for repairs, maintenance, renewals, and betterments that enhance the useful lives of the assets are capitalized and depreciated. Depreciation is provided based on accelerated and straight-line methods over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are 5 to 7 years and 15 years for leasehold improvements.

Note 2 – New Accounting Pronouncements

ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09")

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 using the modified retrospective method. The company performed an assessment and concluded that implementation of this guidance did not have a material impact on the measurement or recognition of revenue of prior periods. As a result, there was no beginning balance effect on the financial statements for the period ended December 31, 2018.

The scope of the accounting update does not apply to revenue associated with financial instruments and, as a result, will not have an impact on the elements of the Statement of Income most closely associated with financial instruments, including interest income and interest expense.

See Note 6 for detail on how the new revenue standard primarily impacts revenue recognition and presentation.

Note 3 - Fair Value Measurements

The "Fair Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 820 approximate the carrying amounts presented in the Statement of Financial Condition.

Note 3 - Fair Value Measurements (continued)

The three levels of the fair value hierarchy under FAS 157 and its applicability to the Company are described:

- Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company has the ability to assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

- Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.

- Level 3 – Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

At December 31, 2018 the Company's investment in a common stock was listed at a Level 1 fair value of $10,003. This value includes an unrealized gain of $697 recorded in a prior year. No change in fair value was recorded for the year ended December 31, 2018.

Note 5 – Lease Commitments

The Company leases its facility under an agreement expiring January 30, 2024. The annual rental under this agreement is $56,544, paid in monthly installments of $4,712.

The Company leases a copier with a monthly payment of $600. The lease will expire in September 2020.

Future annual minimum rental payments under these leases over the next five years are as follows:

Year	Amount
2019	$ 63,744
2020	62,544
2021	56,544
2022	56,544
2023	56,544
Thereafter	4,712

Note 6 – Revenues from Contracts with Customers

Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* and subsequent related updates modified the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services.

The following provides detailed information on the recognition of revenues from contracts with customers:

Commission & Brokerage Income

The Company buys and sells securities on behalf of its customers on a fully disclosed basis. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company

Note 6 – Revenues from Contracts with Customers (continued)

believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are exercised on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company earns revenue from participating in underwriting services as manager or as a member of a selling group. The company believes that the sale of the securities is the only performance obligation in the agreements to which it is a party. The obligation is satisfied on the trade date and the fees earned are recognized as revenue at that time. The Company may incur costs in connection with underwriting services. Under the new guidance, the Company concluded that an underwriter acts as a principal in the delivery of underwriting services for the portion of the issuance that they are responsible for selling but are an agent for expenses incurred on behalf of other underwriters. In 2018, the Company presented costs for underwriting services in which it acts as a principal as expenses in the statement of income.

M & A Advisory Fees

Clients are provided with a full range of capital markets and financial advisory services. Capital markets services include placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, and follow-on offerings. Financial advisory services primarily consist of fees generated by providing financial and strategic advisory services, including investment advice, strategic advice, research, and administrative services. Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees, and success fees from merger and acquisition engagements are typically variable fees. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied. Retainer fees from merger and acquisition engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

Note 6 – Revenues from Contracts with Customers (continued)

Disaggregation of Revenue

The following tables present the Company's revenues from contracts with customers by business activity for the period ended December 31, 2018:

Revenues from contracts with customers:	
M & A Advisory Fees – success	$ 9,594,177
M & A Advisory Fees – success	312,000
Commission & Brokerage Income	8,533,484
Total revenue from contracts with customers	$18,439,661

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. M & A Advisory Fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2018.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in M & A advisory engagements. There was no deferred retainer revenue as of December 31, 2018.

Expenses associated with M & A advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other M & A advisory related expenses are expensed as incurred. All M & A advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Operations. For the year ended December 31, 2018, there was no reimbursed income.

Note 7 – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires maintaining minimum net capital of $50,000 or six and two thirds percent of "aggregated debt items" whichever is greater, as defined. As of December 31, 2018, the Company had a net capital requirement of $57,082.

To be incompliance with this rule, the Company's ratio of aggregated indebtedness to net capital must not exceed 15 to 1. At December 31, 2018, the ratio of the Company's aggregate indebtedness to net capital was 8.5414 to 1.

Note 8 – Subsequent Events

Management has evaluated events and transactions occurring after the date of the Statement of Financial Condition through February 21, 2019, which is the date the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the Statement of Financial Condition through the date of management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Cree Alessandri & Strauss
Certified Public Accountants LLC

Review Report of Independent Registered Public Accounting Firm (required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3)

To: Board of Directors of
Advisory Group Equity Services, LTD

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Advisory Group Equity Services, LTD identified the following provisions of 17 C.F.R. §15c3-3(k) under which Advisory Group Equity Services, LTD claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) (exemption provisions) and (2) Advisory Group Equity Services, LTD stated that Advisory Group Equity Services, LTD met the identified exemption provisions throughout the most recent fiscal year from January 1, 2018 to December 31, 2018, without exception. Advisory Group Equity Services, LTD's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advisory Group Equity Services, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC
February 21, 2019

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

AGES FINANCIAL SERVICES
ADVISORY GROUP EQUITY SERVICES, LTD. • MEMBER FINRA/SIPC/MSRB

444 Washington Street, Suite 407
Woburn, MA 01801
Toll Free: (866) 661-0130
Tel: (781) 933-6100
Fax: (781) 933-6101
www.agesbrokerage.com

December 31, 2018

Michael J. Alessandri, CPA
Cree Alessandri & Strauss CPA LLC
20 Walnut Street, Suite 301
Wellesley Hills, MA 02481

Re: Advisory Group Equity Services, Ltd. Exemption Report

Dear Mr. Alessandri:

This statement is to notify you that, to the best knowledge and belief of Advisory Group Equity Services, Ltd., our firm claims an exemption under 17 CFR 240. 15c3-3(k)(2)(ii).

Pursuant to 17 CFR 240. 15c3-3(k)(2)(ii), Advisory Group Equity Services, Ltd, is an introducing broker/dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240. l 7a-3 and 240. 17a-4 of Chapter [17] as are customarily made and kept by a clearing broker or dealer.

Advisory Group Equity Services, Ltd. has met the exemption provisions of 17 CPR 240. 15c3- 3(k)(2)9ii) throughout the most recent fiscal year without exception.

Sincerely,

William H. McCance
President

12a

Advisory Group Equity Services, LTD
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2018

Net Capital:	
Total stockholder equity qualified for net capital	$ 512,964
Deduction for non-allowable assets	(412,719)
Net capital before haircuts	100,245
Less: Haircuts	-
Net capital	100,245
Minimum capital requirement	(57,082)
Excess net capital	$ 43,163
Aggregate indebtedness:	
Liabilities	$ 856,236
Ratio of aggregate indebtedness to net capital	854.14%
Unaudited computation of net capital	$ 100,245
Audited computation of net capital	$ 100,245

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

SCHEDULE II

BROKER OR DEALER

ADVISORY GROUP EQUITY SERVICES LTD. as of 12/31/18

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained ______ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

INTL CUSTODY & CLEARING SOLUTIONS, INC 4335 X 4570

D. (k) (3) - Exempted by order of the Commission ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities

Cree Alessandri & Strauss
Certified Public Accountants LLC

Independent Registered Public Accounting Firm Report on Agreed-Upon Procedures on schedule of assessments and payments (Form SIPC 7)

To the Board of Directors of
Advisory Group Equity Services, LTD
Woburn, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Advisory Group Equity Services, LTD and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation – (Form SIPC-7) of Advisory Group Equity Services, LTD for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Advisory Group Equity Services, LTD compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Advisory Group Equity Services, LTD's management is responsible for the Advisory Group Equity Services, LTD's compliance with those requirements. This agreed- upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences, and;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC
February 21, 2019

Cree Alessandri & Strauss, Certified Public Accountants LLC
20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*****1035*****************MIXED AADC 220
32155 FINRA DEC
ADVISORY GROUP EQUITY SERVICES LTD
SERVICES LTD
444 WASHINGTON ST STE 407
WOBURN, MA 01801-1072

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BRUCE FOX 781-933-6100

2. A. General Assessment (item 2e from page 2) $ 23,451
   B. Less payment made with SIPC-6 filed (exclude interest) (10,068)
      7/30/2018
      Date Paid
   C. Less prior overpayment applied (-)
   D. Assessment balance due or (overpayment) 13,383
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum -
   F. Total assessment balance and interest due (or overpayment carried forward) $ 13,383
   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
      Total (must be same as F above) $ 13,383
   H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ADVISORY GROUP EQUITY SERVICE, LTD
(Name of Corporation, Partnership or other organization)

[illegible]
(Authorized Signature)

Dated the 21 day of February, 2019.

[illegible]
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,656,087
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,805,259
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REGISTERED REP FEES - $ 47,615 ; OTHER - $ 1,424 AFFILIATE MGMT FEES - $ 74,000 : Conference fees $67,155 (Deductions in excess of $100,000 require documentation)	190,194
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,046	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 26,954	
Enter the greater of line (i) or (ii)	26,954
Total deductions	3,022,407
2d. SIPC Net Operating Revenues	$ 15633,680
2e. General Assessment @ .0015	$ 23,451 (to page 1, line 2.A.)